SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CAS MEDICAL SYSTEMS, INC.
(Name of Subject Company (Issuer))
CAS MEDICAL SYSTEMS, INC.
(Name of Filing Person (Offeror and Issuer))

Options to Purchase Common Stock, Par Value $0.004 per Share
(Title of Class of Securities)
124769209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Thomas M. Patton
President and Chief Executive Officer
CAS Medical Systems, Inc.
44 East Industrial Road
Branford, CT 06405
(203) 488-6056
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Grundei, Esq.
Wiggin and Dana LLP
Two Stamford Plaza
281 Tresser Boulevard
Stamford, CT 06901
(203) 363-7630

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee**
$2,307,695	$279.69

*
The “transaction valuation” set forth above is equal to the sum of  (a) 3,027,750 shares of Common Stock subject to options with exercise prices equal to or less than $2.45 per share, which have a value of  $2,305,695 (which equals the aggregate of  $2.45 less the exercise price of each option) and (b) 20,000 shares of Common Stock subject to options with exercise prices greater than $2.45 which have a value of  $2,000.00 (calculated by multiplying the number of options by the $0.10 to be paid for each pursuant to this offer).

**
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory #1 for fiscal year 2019 equals $121.20 per $1,000,000 of transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $279.69	Filing Party: CAS Medical Systems, Inc.
Form or Registration No.: Schedule TO	Date Filed: March 15, 2019
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO
This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by CAS Medical Systems, Inc. (the “Company”) on March 15, 2019 (the “Schedule TO”). The Schedule TO is an offer to the holders of all options to purchase shares of the Company’s common stock (the “Options”) to tender their Options for purchase by the Company upon the terms and conditions set forth in the Offer to Purchase for Cash All Outstanding Options to Purchase Shares of CAS Medical Systems, Inc. Common Stock, dated March 15, 2019 (the “Offer to Purchase”) filed as Exhibit (a)(1)(i) to the Schedule TO. The offer to purchase all of the Options (as described in the Offer to Purchase, the “Offer”) is being made in connection with the proposed merger (the “Merger”) of the Company with Crown Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Edwards Lifesciences Holding, Inc. (“Edwards”), pursuant to that certain Agreement and Plan of Merger, dated February 11, 2019, by and among the Company, Merger Sub and Edwards (the “Merger Agreement”), filed as Exhibit (d)(1) to the Schedule TO.
This Amendment No. 1 is being filed to supplement certain information incorporated by reference in the Schedule TO. Such supplemental information was disclosed in a Current Report on Form 8-K filed by the Company on April 9, 2019 (the “8-K”). The supplemental information contained in the 8-K is set forth below. Except as specifically provided herein, the information contained in the Schedule TO and the Offer to Purchase remains unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO and the Offer to Purchase.
ITEMS 1 THROUGH 12.
Pursuant to this Amendment No. 1, Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:
Supplemental Information
On February 11, 2019, CAS Medical Systems, Inc. (the “Company” or “CASMED”), Edwards Lifesciences Holding, Inc., a Delaware corporation (“Edwards”) and Crown Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Edwards (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Edwards.
As previously disclosed in CASMED’s proxy statement filed on March 13, 2019 and mailed to stockholders on or about March 14, 2019 (the “Proxy Statement”) and CASMED’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 25, 2019, in connection with the Merger, on or about March 7, 14 and 21, 2019, three putative class action complaints challenging the Merger were filed in the United States District Court for the District of Delaware, captioned Adam Franchi v. CAS Medical Systems, Inc., et al., Thomas Torreano v. CAS Medical Systems, Inc. et al. and Joseph Rish Jr. v. CAS Medical Systems, Inc. et al., respectively, and on or about March 11, 2019 an additional putative class action complaint challenging the Merger was filed in the Superior Court for the State of Connecticut, Judicial District of New Haven at New Haven, captioned Charles New v. CAS Medical Systems, Inc., et al. On March 11, 2019, an additional complaint challenging the Merger captioned Shiva Stein v. CAS Medical Systems, Inc., et al. was filed in the United States District Court for the District of Delaware. The complaints were filed on behalf of the public shareholders of CASMED and name as defendants CASMED and the members of its board of directors.
CASMED and the other defendants have vigorously denied, and continue to vigorously deny, any wrongdoing or liability with respect to the facts and claims asserted, or which could have been asserted, in the aforementioned lawsuits, including that they have committed any violations of law or breach of fiduciary duty, that they have acted improperly in any way, or that they have any liability or owe any damages of any kind to plaintiffs or to the purported class, and specifically deny that any further supplemental disclosure is required under any applicable rule, statute, regulation or law or that the CASMED directors failed to maximize stockholder value by entering into the Merger Agreement. However, to avoid the risk that the stockholder litigation might delay or otherwise affect the consummation of the transactions contemplated by the Merger Agreement and to minimize the expense of defending such actions, CASMED has agreed to make certain supplemental disclosures to the Proxy Statement, as set forth below, which supplement the Proxy Statement and should be read in conjunction with the Proxy Statement, and to the extent that information in this Amendment No. 1 differs from or updates information contained in the Proxy Statement, this Amendment No. 1 shall supersede the information in the Proxy Statement. The supplemental disclosures in this Amendment No. 1 were reviewed and agreed to by plaintiffs’ counsel. In consideration for such supplemental disclosures by CASMED, all five plaintiffs have agreed to withdraw their complaints with prejudice following the filing of such supplemental disclosures. Capitalized terms used but not otherwise defined herein have the meanings given to them in the Proxy Statement.
CASMED hereby makes the following supplemental disclosures to the Proxy Statement:
The following additional disclosures supplement the disclosures contained in the Proxy Statement under “Proposal 1 Adoption of the Merger Agreement — Opinion of William Blair & Company, L.L.C.”
•
The information disclosed on pages 39-40 of the Proxy Statement under the heading “Selected Publicly Traded Companies Analysis” is hereby supplemented to include the following:

The trading multiples for each company selected by William Blair in its selected publicly traded companies analysis were:
Company	Enterprise Value / LTM Revenue	Enterprise Value / CY 2019E Revenue
Micro Cap
MISONIX, Inc.	4.77x	4.26x
Viveve Medical, Inc.	2.66x(2)	2.50x(2)
Restoration Robotics Inc.	1.13x(1)	0.92x(1)
Small Cap
Glaukos Corporation	15.88x	11.93x
STAAR Surgical Company	12.22x(1)	9.84x(1)
Tactile Systems Technology, Inc.	9.21x(1)	7.76x(1)
OrthoPediatrics Corp.	8.40x(4)	6.99x(4)
Intersect ENT, Inc.	7.61x(1)	6.58x(1)
AtriCure, Inc.	6.08x(1)	5.49x(1)
Cardiovascular Systems, Inc.	4.42x	3.91x
LeMaitre Vascular, Inc.	4.28x	4.02x
Nevro Corp.	3.57x(1)	3.29x(1)
CONMED Corporation	3.06x(3)	2.88x(3)
AngioDynamics, Inc.	2.74x	2.64x

Sources: SEC filings, FactSet and CapitalIQ as of February 8, 2019.
(1)
LTM gross margin as of September 30, 2018. LTM revenue as of December 31, 2018; calculated using Form 8-K filing announcing preliminary net sales for the fourth quarter of 2018.

(2)
LTM gross margin as of September 30, 2018. LTM revenue as of December 31, 2018; calculated using Form 8-K filing announcing preliminary net sales for the fourth quarter of 2018. Share count adjusted for follow-on offering which closed on December 11, 2018 and resulted in 13.334 million additional shares. Cash balance as of December 31, 2018 per Form 8-K filing as of January 16, 2019.

(3)
Adjusted for acquisition of Buffalo Filter, which was announced on December 31, 2018. Balance sheet includes $345 million convertible notes offering completed on January 29, 2019 and amendment to credit agreement filed on February 7, 2019. Revenue figures include pro forma adjustments equal to $41 million for LTM as of December 31, 2018 and $49 million for 2019E (median of range provided) based on CONMED Investor Presentation dated January 22, 2019.

(4)
LTM gross margin as of September 30, 2018. LTM revenue as of December 31, 2018; calculated using Form 8-K filing announcing preliminary net sales for the fourth quarter of 2018. Share count adjusted for follow-on offering which closed on December 11, 2018 and resulted in 1.725 million additional shares and $43.4 million of net proceeds.

•
The information disclosed on pages 40-41 of the Proxy Statement under the heading “Selected Precedent Transactions Analysis” is hereby supplemented to include the following:

The respective enterprise values and multiples of enterprise value to LTM revenue for the transactions examined by William Blair in its selected precedent transactions analysis were:
Date Announced	Target	Acquiror	Enterprise Value ($ in millions)	Enterprise Value / LTM Revenue
December 2018	Buffalo Filter	CONMED Corporation	$365.0(1)	8.90x
September 2018	Focal Therapeutics	Hologic	117.9	7.37x
September 2018	Invuity	Stryker Corporation	197.3	4.83x
March 2018	Cogentix Medical	Laborie Medical Technologies	212.2	3.77x
December 2017	Entellus Medical	Stryker Corporation	697.0	8.08x
June 2017	NOVADAQ Technologies	Stryker Corporation	674.0	8.08x
September 2016	EndoChoice Holdings	Boston Scientific Corporation	214.0	2.84x
June 2016	E.T. View Medical	Ambu A/S	16.0	7.11x
May 2016	Smith & Nephew plc (Gynecology Business)	Medtronic	350.0	6.25x
May 2016	Galil Medical	BTG	84.5(2)	3.84x
April 2016	Hansen Medical	Auris Health	95.1	7.14x
September 2015	Synergetics USA	Valeant Pharmaceuticals	159.5(3)	2.13x
March 2014	New Wave Surgical Corporation	Covidien	113.0	5.38x
December 2013	Patient Safety Technologies	Stryker Corporation	115.1	5.74x
August 2013	Cardiocom	Medtronic	200.0	4.00x
April 2012	Oridion Systems	Covidien	327.0	4.80x
November 2010	O.R. Solutions	Ecolab	260.0	4.73x
June 2010	Somanetics Corporation	Covidien	254.5(4)	4.71x

Sources: SEC filings and CapitalIQ as of February 8, 2019.
(1)
Enterprise value includes $60 million tax benefit. Implied LTM revenue multiple is 7.44x excluding the $60 million tax benefit. Transaction was still pending and expected to close in Q1 2019.

(2)
Enterprise value excludes $25.5 million in potential future earnout payments.

(3)
Enterprise value excludes contingent value rights agreement of up to $1.00 per share.

(4)
Enterprise value excludes $36.5 million of long-term investments as reported in Somanetics’ Form 10-Q filing dated May 31, 2010.

•
The third sentence of the first paragraph under the heading “Discounted Cash Flow Analysis” beginning on page 41 of the Proxy Statement is amended and restated to read:

Unlevered free cash flows for CASMED were calculated by William Blair using after-tax EBIT (derived from the Forecasts, assuming a tax rate of 23% to EBIT), plus depreciation and amortization, less capital expenditures and increase in net working capital (each derived from the Forecasts).

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
CAS MEDICAL SYSTEMS, INC.
By:
/s/ Thomas M. Patton

Name: Thomas M. Patton
Title: President and Chief Executive Officer
Date: April 9, 2019